UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a – DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS	15

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	16
Exhibit 23.1
Exhibit 23.2
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Committee
Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
We have audited the accompanying statement of net assets available for benefits of Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note B, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2006 on the basis of accounting described in Note B.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) and delinquent participant contributions as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
As discussed in Note A, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ GRANT THORNTON LLP
Greensboro, North Carolina
July 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Hanesbrands Inc.
Winston-Salem, North Carolina
We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (formerly the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico) (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note B, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, on the basis of accounting described in Note B.
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois
June 16, 2006

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	December 31,
	2006	2005
Assets
Investment (Notes B and C)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$3,818,039	$—

Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans at fair value	—	3,678,162

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,818,039	3,678,162

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts (Note A)	10,763	4,100

NET ASSETS AVAILABLE FOR BENEFITS	$3,828,802	$3,682,262

The accompanying notes are an integral part of this statement.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

For the Year
Ended
December 31,
2006
Additions
Contributions
Company	$101,080
Participants	236,858
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income and Sara Lee Corporation Master Investment Trust for Defined Contribution Plans’ net income (Note C)	285,327

Total additions	623,265

Deductions
Benefits paid to participants	476,725

NET INCREASE	146,540

Net assets available for benefits
Beginning of year	3,682,262

End of year	$3,828,802

The accompanying notes are an integral part of this statement.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Hanesbrands Inc. (the “Company”) was spun off from Sara Lee Corporation (“Sara Lee”) on September 5, 2006. In connection with the spin off, Sara Lee contributed its branded apparel Americas and Asia business to the Company and distributed all of the outstanding shares of the Company’s common stock to its stockholders on a pro rata basis. As a result of such distribution, Sara Lee ceased to own any equity interest in the Company and the Company became an independent, separately traded, publicly held company. Effective as of January 1, 2006, the Company became the sponsoring employer of the Plan and the Plan name was changed from Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico to Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico.
On July 24, 2006, the assets of the Plan were moved from the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the “SLC Investment Trust”) to the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HB Investment Trust”).
As of April 1, 2006, certain assets of the Plan were transferred to the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico, for the benefit of eligible employees whose employment status changed such that they were no longer eligible to participate in the Plan. During 2006, the amount transferred from the Plan was approximately $11,000.
General
The Plan is a defined contribution plan covering eligible salaried employees of participating divisions and subsidiaries of the Company (the “Employers”) located in Puerto Rico who have attained the age of 21 and completed 90 days of credited service (as defined in the Plan) and, prior to July 24, 2006, were not eligible to participate in the Sara Lee Corporation 401(k) Supplemental Savings Plan; bargaining unit employees are covered, however, only if the applicable collective bargaining agreement provides for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”).
The Employers will contribute an amount equal to 100% of the portion of a participant’s pretax contributions that does not exceed 2% of a participant’s eligible compensation subject to certain limitations defined in the Plan document.
The Employers may also make a discretionary Employer contribution in the amount of 2% of a participant’s eligible compensation.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – DESCRIPTION OF PLAN — Continued
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Employer contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income, losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ after-tax, pre-tax, rollover and Employer matching contributions are 100% vested at all times. Vesting in the annual discretionary Employer contributions is 100% after completing five years of service. Effective January 1, 2006, annual discretionary Employer contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Forfeitures
If a participant terminates employment before his or her annual discretionary Employer contribution account is fully vested, the portion of his or her annual discretionary Employer contribution account which is not fully vested is forfeited. Forfeited balances will be used to reduce future annual discretionary Employer contributions to the extent not used to pay administrative expenses of the Plan.
Forfeitures for the plan year ended December 31, 2006 were $0. At December 31, 2006, no forfeitures had been used to offset annual discretionary Employer contributions or to pay administrative expenses of the Plan.
Investment Options
Participants may direct their total account balances among the various investment options currently available to the Plan through the HB Investment Trust in 10% increments. Participants may change their investment elections quarterly.
Benefit Payments
Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his/her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund or the Sara Lee Corporation Common Stock Fund).

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – DESCRIPTION OF PLAN — Continued
Withdrawals
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax accounts at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document. No more than two withdrawals of any type may be made in any calendar year.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, SFAS 157 will have on the Plan’s financial statements.

NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and benefit payments, administrative expenses, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.
If the Plan’s financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, receivables (including Company and participant contributions) of approximately $143,000 and $52,000 would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE B – SUMMARY OF ACCOUNTING POLICIES — Continued
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
The Plan’s sole investments are an interest in the HB Investment Trust and the SLC Investment Trust. The Plan’s interest in the HB Investment Trust and the SLC Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
The investments of each of the HB Investment Trust and the SLC Investment Trust consist of investments in registered investment companies, corporate common stocks, common/collective trusts and investment contracts. Investments in registered investment companies and corporate common stocks are valued using quoted market prices. Common/collective trusts are valued at fair value of participant units owned by the HB Investment Trust and the SLC Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2006 and 2005 was approximately 5.21% and 4.80%, respectively. The average yield for the investment contracts for the year ended December 31, 2006 was approximately 5.13%. Purchases and sales of securities in the HB Investment Trust and the SLC Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan unless paid by the Employers at their discretion.

NOTE C – PLAN INTEREST IN MASTER TRUSTS
The Plan’s investments are in the HB Investment Trust, which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”). Each Participating Plan has an interest in the HB Investment Trust based on each Participating Plan’s participants’ account balances within each investment fund. The assets of the HB Investment Trust are held by The Northern Trust Company.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE C – PLAN INTEREST IN MASTER TRUSTS — Continued
At December 31, 2006, the Plan’s interest in the net assets of the HB Investment Trust was approximately .71%. At December 31, 2005, the Plan’s interest in the net assets of the SLC Investment Trust was approximately .33%. Investment income and certain administrative expenses relating to the HB Investment Trust are allocated to the individual plans based on the balances invested by each plan.
The Plan’s interest in the net assets of the HB Investment Trust and the SLC Investment Trust is included in the accompanying statements of net assets available for benefits.
A summary of the net assets of the HB Investment Trust as of December 31, 2006 is as follows:

Investments, at fair value
Corporate stocks — common	$31,136,725
Investment in common/collective trusts	2,101,600
Investment in registered investment companies	272,356,469
Participant loans	11,303,364
Investment contracts	195,079,652

Total investments	511,977,810

Receivables	20,801,864
Liabilities	(999,270)

Net assets of HB Investment Trust at fair value	531,780,404
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,537,565

Net assets of HB Investment Trust	$533,317,969

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE C – PLAN INTEREST IN MASTER TRUSTS — Continued
A summary of the net assets of the SLC Investment Trust as of December 31, 2005 is as follows:

	Allocated	Unallocated	Total
Investments, at fair value
Corporate stocks — common	$280,891,012	$175,111,216	$456,002,228
Investment in common/collective trusts	34,250,541	—	34,250,541
Investment in registered investment companies	464,336,886	—	464,336,886
Participant loans	30,544,811	—	30,544,811
Other	1,909,140	—	1,909,140
Investment contracts	291,995,298	—	291,995,298

Total investments	1,103,927,688	175,111,216	1,279,038,904
Receivables	5,301,971	1,911,391	7,213,362
Liabilities	(9,663)	(1,908,448)	(1,918,111)
Notes payable	—	(149,207,062)	(149,207,062)

Net assets of SLC Investment Trust at fair value	$1,109,219,996	$25,907,097	$1,135,127,093

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,265,231	—	1,265,231

Net assets of SLC Investment Trust	$1,110,485,227	$25,907,097	$1,136,392,324

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE C – PLAN INTEREST IN MASTER TRUSTS – Continued
For the year ended December 31, 2006, net investment income was allocated to the three Participating Plans as follows: (i) for the period from January 1, 2006 through July 23, 2006, net investment income was allocated to two of the Participating Plans, including the Plan, from the SLC Investment Trust, and (ii) for the period from July 24, 2006 through December 31, 2006, net investment income was allocated to all three of the Participating Plans from the HB Investment Trust. The aggregate net investment income allocated to the Participating Plans by the SLC Investment Trust and the HB Investment Trust during such periods is as follows:

Interest and dividend income	$5,142,490
Net appreciation in fair value of investments
Corporate stocks — common	7,491,208
Investment in common/collective trusts	4,228,645
Investment in registered investment companies	28,426,184

Net investment income	$45,288,527

At December 31, 2006, the HB Investment Trust held 772,091 shares of Hanesbrands Inc. common stock. These shares had a fair value of $18,236,790 as of December 31, 2006.
At December 31, 2006, the HB Investment Trust held 757,483 shares of Sara Lee Corporation common stock. These shares had a fair value of $12,899,936 as of December 31, 2006.
At December 31, 2005, the SLC Investment Trust held 23,796,701 shares of Sara Lee Corporation common stock. These shares had a fair value of $449,757,649 as of December 31, 2005.

NOTE D – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS
By letter dated September 10, 2003, the Internal Revenue Service (“IRS”) last determined that the Plan, which was formerly known as the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico, (as amended) and trust met the qualification requirements set forth in Sections 401(a) and

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE E – TAX STATUS – Continued
501(a) of the IRC. The Company has requested a new determination letter from the IRS. A response has not been received, although the Plan administrator believes that the Plan has been operated in compliance with the IRC.

NOTE F – PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HB Investment Trust are invested in investments managed by The Northern Trust Company (the “Trustee” of the Plan); therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan during 2006 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services.
Certain Plan assets that are in the HB Investment Trust are invested in investments managed by the Trustee of the Plan; therefore, these transactions qualify as party-in-interest. A portion of the Plan’s assets (approximately 4.4% and 6.2% as of December 31, 2006 and December 31, 2005, respectively) is invested in Hanesbrands Inc. common stock and Sara Lee Corporation common stock, through participant-directed account balances.

NOTE G – NONEXEMPT TRANSACTIONS
Certain 2006 employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. The Company intends to contribute all late contributions to the Plan and reimburse the Plan for interest on the funds borrowed.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$3,828,802	$3,682,262
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,763)	—
Amounts due to participants	(151,732)	(83,961)

Net assets available for benefits per the Form 5500	$3,666,307	$3,598,301

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 — Continued
The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2006 to the Form 5500:

Investment income per the financial statements	$285,327
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,763)

Investment income per the Form 5500	$274,564

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2006 to the Form 5500:

Benefits paid per the financial statements	$476,725
Amounts allocated to withdrawing participants at
December 31, 2006	151,732
December 31, 2005	(83,961)

Benefits paid per the Form 5500	$544,496

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2006

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 004

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$40,940

Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions	40,940	(1)

Delinquent Deposits of Prior Year Participant Contributions Not Fully Corrected	12,893

Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$53,833

(1)	Of this amount, $31,125 has been fully corrected outside the VFC Program.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 004

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of issuer	Description of investment	Cost	value
*	Hanesbrands Inc.	Corporate stock - common	**	$30,795
	Sara Lee Corporation	Corporate stock - common	**	4,777

				35,572

*	Short-term Investments	Common/collective trust	**	54,606

*	Hanesbrands Fixed Income	Investment contracts	**	2,374,894

	Vanguard Balanced Index Fund	Registered investment companies	**	159,006
	Vanguard Index	Registered investment companies	**	387,641
	Vanguard Instl Index Fund	Registered investment companies	**	560,018
	Vanguard Star Fund	Registered investment companies	**	257,065

				1,363,730

				$3,828,802

*	Party-in-interest as defined by ERISA Section 3(14).

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2007	HANESBRANDS INC. SALARIED RETIREMENT SAVINGS PLAN OF PUERTO RICO
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP

23.2	Consent of Crowe Chizek and Company LLC